SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such Notification of Registration submits the following information:

Name:	Mercury U.S. High Yield Fund, Inc. Address of Principal Business Office (No. & Street, City, State, and Zip Code):

800 Scudders Mill Road Plainsboro, New Jersey 08536

(888) 763-2260 Telephone Number (including area code):

Name and Address of Agent for Service of Process:

Terry K. Glenn 800 Scudders Mill Road Plainsboro, New Jersey 08536

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES |X|	NO :

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Plainsboro, and State of New Jersey on the 15th day of June, 2000.

Signature:

MERCURY U.S. HIGH YIELD FUND, INC.

By: /s/ Terry K. Glenn (Name of director, trustee or officer signing on behalf of Registrant)

Attest: /s/ Bradley J. Lucido (Name)

Secretary (Title)

2